Exhibit 99.1

OKYO Pharma Announces Phase 2 Trial of OK-101 Drug to Treat Dry Eye Disease is now listed on the ClinicalTrials.gov Public Website.

London and New York, NY, March 16, 2023 – OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (DED) to address the significant unmet need in this multi-billion-dollar market, today announced that its planned trial evaluating the efficacy and safety of OK-101 in subjects with DED has been posted on the ClinicalTrials.gov public website (ClinicalTrials.gov Identifier: NCT05759208). ClinicalTrials.gov is a Web-based resource that provides patients, their family members, health care professionals, researchers, and the public with easy access to information on publicly and privately supported clinical studies on a wide range of diseases and conditions.

OKYO is presently in the process of activating those clinical sites planned for the trial, and preparing the clinical trial drug product OK-101 for shipment to those sites involved in the double-blind, placebo-controlled trial, along with other activities needed for initiating the trial. OKYO is now anticipating the first-patient first-visit initiation of the trial in early Q2 2023 and still looking to release top-line data from this trial in Q4 2023.

“We are excited to be very close now to moving this drug into its first clinical trial and believe that OK-101 can provide a new way to treat DED patients who are presently not well-served by currently approved drugs” said Gary S. Jacob, Ph.D., CEO of OKYO Pharma Ltd.

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

About OK-101

OK-101 is a lipid conjugated chemerin peptide antagonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further information, please visit the Company’s website at www.okyopharma.com

The person who arranged for the release of this announcement on behalf of the Company was Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379
Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173

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